SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of October, 2004.

List of Exhibits:

1.	Press release regarding Convertible Bond Issue dated October 1, 2004; and
2.	Press release regarding High Court patent victory dated October 1, 2004.

Exhibit 1

BioProgress PLC

01 October 2004

Press Release	1 October 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Up to £10 million fund raising via convertible bond issue

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has raised £5 million via the issue of 4.0 per cent unsecured convertible bonds due 2009. The bonds have been privately placed, subject to customary closing conditions, with a leading institutional investor in a fund raising that has been structured and arranged by Collins Stewart, who are in addition subscribing for warrants over 3.5 million ordinary BioProgress shares.

The institutional investor will also have an option to subscribe for up to a further £5 million of the convertible bonds within the next two years. The bonds will be convertible into fully paid ordinary shares in the Company at any time during the five year life of the bonds.

Graham Hind, Chief Executive Officer of BioProgress, said: ‘This bond issue has enabled us to strengthen our balance sheet further. It also represents a significant vote of confidence in BioProgress, which is reflected in the attractiveness of the terms we have achieved. While we have no immediate plans for the funds, it is important that we have the added comfort of these additional resources in executing our business strategy and in working with major companies such as FMC, Perrigo, Wyeth and Colgate Palmolive on what we are confident will be long-term commercial relationships.’

- Ends -

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

NOT FOR DISTRIBUTION IN THE UNITED STATES

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Abchurch

Alex Tweed / Heather Salmond	Tel: +44 (0) 20 7398 7700
alex.tweed@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within twenty-four patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Exhibit 2

BioProgress PLC

01 October 2004

Press Release	1 October 2004

BioProgress Plc

(‘BioProgress’ or the ‘Company’)

High Court victory for BioProgress in Patent Entitlement case

In a 100 per cent victory in a dispute with Stanelco Fibre Optics Limited, BioProgress Technology Limited, a wholly owned subsidiary of BioProgress plc (LSE: AIM: BPRG), has been awarded outright ownership of the master patent that gives it exclusive worldwide rights to the process of making capsules from non-gelatin materials by means of radio frequency (‘RF’).

This master patent controls the group of patents that were the subject of this case and no commercial exploitation of the patented technology is permissible without the consent of BioProgress.

The Court also found that discussions between BioProgress and Stanelco in the summer of 1998 were subject to confidentiality. The Judge held that because Stanelco had misused information given to them in confidence by BioProgress, Stanelco had breached an obligation of confidence owed, by founding their own family of patents and patent applications to the technology based on BioProgress’ core inventive concept.

There will now be a further hearing to determine the mechanism of transfer of ownership of the main patent to BioProgress, together with all other patents and patent applications worldwide which are derived from the original main patent filing. In addition, the Court will be asked to assess the damages to be awarded to BioProgress for Stanelco’s misuse of BioProgress’ confidential information.

Graham Hind, CEO of BioProgress, said: ‘This judgement validates the position we have taken during the proceedings. The technology will strengthen significantly our position in the global encapsulation market and adds significant revenue earning potential to our SWALLOTM. liquid capsule technologies.

‘By combining the intellectual property in this patent with our existing technologies, BioProgress will now be able to deliver an even more cost-effective, product enhancing, animal free solution to the encapsulation of liquids which is a truly large global market.’

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:
BioProgress plc

Barry Muncaster, Consultant	Tel: +44 (0) 7785 02678
bjm@bioprogress.com

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Abchurch

Alex Tweed / Heather Salmond	Tel: +44 (0) 20 7398 7700
alex.tweed@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within twenty-four patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: October 1, 2004	Elizabeth Edwards
Chief Financial Officer